UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

In order to facilitate the understanding of its underlying financial performance, starting in the fourth quarter of 2013, BBVA will reclassify the income statement as presented for informational purposes in its quarterly report to isolate the impacts of the corporate transactions completed in the last two years. For such purposes, a new income statement line item called “net income from corporate transactions” will be created.

This new line item will include:

•	The former line item “net income from discontinued operations”, which included the capital gains from the sale of the mandatory pension fund administrators in Chile, Colombia, Mexico and Peru, as well as the ordinary income generated from these businesses prior to the sale.

•	The gains of the reinsurance agreement on the individual life and accident insurance portfolio in Spain.

•	The extraordinary results from investments and divestments: Unnim, BBVA Panama and BBVA Puerto Rico.

•	The losses from the partial sale and mark-to-market of CNCB stake, as well as all past income from the equity method, net of dividends received from CNCB, which will be included in the corporate center. As CNCB changes its accounting treatment from equity method to available for sale, the dividends received will be reported within gross income in Eurasia.

The purpose of the reclassification is to facilitate the understanding of BBVA’s underlying financial performance and does not affect the financial statements of the BBVA Group as reported in its regulatory filings. A reconciliation of these financial statements will be provided in the quarterly report.

For an easier comparative analysis of our upcoming 2013 fourth quarter results, please find attached a new set of restated income statements going back 7 quarters as well as a table detailing the reclassifications.

Madrid, January 24, 2014

Annex 1: Impact of the reclassifications in the consolidated income statements

		2013				2012
	9M13	3rd Quarter	2nd Quarter	1st Quarter	2012	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Income by the equity method
CNCB Income by the equity method	(356)	(153)	(153)	(51)	(686)	(169)	(172)	(169)	(176)
Dividend Income
Dividends From CNCB	129	—	129	—	136	—	—	136	—
Other gains and losses
Extraordinary results from Unnim and Puerto Rico	—	—	—	—	(361)	(41)	(320)	—	—
Gross gains of the reinsurance agreement on the individual life and accident insurance portfolio in Spain.	(630)	—	—	(630)	—	—	—	—	—
Income Tax
Income tax	190	—	—	190	—	—	—	—	—
Net income from discontinued operations
Capital gains on the sale of the mandatory pension fund administrators as well as the ordinary income generated prior to the sale	(1,400)	(7)	(570)	(823)	(392)	(138)	(83)	(75)	(96)
Income from corporate transactions
Total	2,068	160	593	1,315	1,303	348	575	108	272

Annex 2: Reclassified income statements

BBVA Group. Consolidated Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
Net interest income	3,594	3,741	3,877	3,910	3,623	3,679	3,551
Net fees and commissions	1,062	1,061	1,104	1,126	1,052	1,126	1,114
Net trading income	340	461	319	646	719	630	569
Dividends	27	447	35	17	19	176	56
Income by the equity method	15	7	-3	22	-1	11	9
Other operating income and expenses	51	57	6	-32	7	-153	-113
Gross income	5,089	5,774	5,340	5,690	5,419	5,470	5,186
Operating expenses	-2,528	-2,633	-2,771	-2,855	-2,758	-2,814	-2,777
Administration expenses	-2,298	-2,397	-2,511	-2,561	-2,482	-2,535	-2,494
Personnel expenses	-1,347	-1,396	-1,447	-1,472	-1,458	-1,454	-1,452
General and administrative expenses	-951	-1,001	-1,064	-1,089	-1,025	-1,080	-1,042
Depreciation and amortization	-230	-236	-259	-294	-276	-279	-283
Operating income	2,562	3,141	2,569	2,835	2,661	2,656	2,410
Impairment on financial assets (net)	-1,085	-2,182	-2,038	-2,675	-1,376	-1,336	-1,854
Provisions	-130	-98	-195	-228	-167	-130	-137
Other gains (losses)	-223	-311	-881	-310	-287	-172	-198
Income before tax	1,123	549	-546	-378	831	1,017	221
Income tax	-223	3	275	220	-205	-261	-13
Net income from ongoing operations	901	552	-270	-158	626	756	208
Income from corporate transactions	272	108	575	348	1,315	593	160
Net income	1,173	659	305	190	1,941	1,349	368
Non-controlling interests	-168	-154	-159	-170	-206	-202	-172
Net attributable profit	1,005	505	146	20	1,734	1,147	195

Spain

Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	1,174	1,193	1,250	1,131	1,071	982	857
Net fees and commissions	342	322	344	335	345	357	331
Net trading income	125	107	-11	34	220	196	211
Other income/expenses	68	128	65	57	33	45	77
Gross income	1,708	1,750	1,648	1,558	1,669	1,579	1,476
Operating expenses	-694	-692	-721	-780	-768	-766	-744
Administration expenses	-669	-667	-696	-755	-743	-734	-716
Personnel expenses	-435	-433	-454	-472	-489	-460	-459
General and administrative expenses	-235	-234	-242	-283	-254	-274	-257
Depreciation and amortization	-25	-24	-25	-25	-25	-31	-28
Operating income	1,014	1,058	927	778	901	814	733
Impairment on financial assets (net)	-449	-469	-476	-459	-618	-547	-995
Provisions (net) and other gains/losses	-34	2	-108	-133	-90	-24	-85
Income before tax	530	592	343	187	193	243	-347
Income tax	-160	-178	-93	-56	-58	-57	83
Net income from ongoing operations	370	414	251	130	136	185	-265
Income from corporate transactions	0	0	0	0	440	0	0
Net income	370	414	251	130	576	185	-265
Non-controlling interests	-1	-1	-1	-1	-7	-12	-1
Net attributable profit	370	413	250	129	569	173	-265

Real-estate business in Spain

Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	3	-5	-20	2	16	26	-14
Net fees and commissions	5	4	4	4	3	3	2
Net trading income	1	-45	13	2	12	7	20
Other income/expenses	1	-17	-22	-16	-34	-30	-22
Gross income	10	-63	-26	-7	-4	6	-14
Operating expenses	-27	-27	-32	-40	-38	-36	-37
Administration expenses	-20	-23	-26	-33	-32	-32	-31
Personnel expenses	-13	-13	-15	-19	-24	-19	-22
General and administrative expenses	-7	-10	-12	-14	-8	-12	-9
Depreciation and amortization	-6	-4	-6	-7	-6	-5	-6
Operating income	-17	-90	-58	-47	-42	-31	-51
Impairment on financial assets (net)	-180	-1,189	-935	-1,494	-153	-118	-239
Provisions (net) and other gains/losses	-241	-290	-870	-294	-271	-234	-173
Income before tax	-438	-1,569	-1,863	-1,835	-465	-382	-462
Income tax	137	442	574	505	123	97	247
Net income	-301	-1,127	-1,289	-1,330	-342	-285	-215
Non-controlling interests	0	1	0	1	-4	2	0
Net attributable profit	-300	-1,127	-1,288	-1,328	-346	-283	-216

USA

Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	389	397	393	372	348	353	354
Net fees and commissions	153	148	144	136	133	143	148
Net trading income	37	59	19	38	36	59	24
Other income/expenses	-17	-15	-5	-5	-2	3	4
Gross income	562	589	551	541	515	558	530
Operating expenses	-364	-377	-386	-379	-357	-376	-367
Administration expenses	-323	-333	-339	-326	-313	-330	-322
Personnel expenses	-210	-220	-214	-197	-205	-203	-202
General and administrative expenses	-114	-113	-125	-129	-108	-127	-120
Depreciation and amortization	-41	-44	-47	-53	-44	-45	-45
Operating income	198	212	165	162	158	182	163
Impairment on financial assets (net)	-28	-14	-32	2	-17	-20	-31
Provisions (net) and other gains/losses	-12	-16	-13	-6	0	-2	3
Income before tax	159	182	120	159	141	160	135
Income tax	-50	-58	-36	-33	-46	-42	-33
Net income	108	125	84	125	95	118	101
Non-controlling interests	0	0	0	0	0	0	0
Net attributable profit	108	125	84	125	95	118	101

Eurasia

Consolidated income statement (*)

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	185	201	220	245	242	248	212
Net fees and commissions	109	126	101	116	105	101	94
Net trading income	42	41	9	40	91	75	11
Other income/expenses	23	162	24	22	21	146	15
Gross income	359	529	354	423	460	570	333
Operating expenses	-174	-192	-206	-207	-176	-184	-190
Administration expenses	-160	-179	-192	-193	-163	-171	-178
Personnel expenses	-91	-101	-106	-106	-92	-97	-102
General and administrative expenses	-69	-77	-86	-87	-70	-74	-76
Depreciation and amortization	-13	-13	-14	-14	-13	-13	-13
Operating income	186	337	148	215	283	386	142
Impairment on financial assets (net)	-27	-50	-61	-190	-85	-106	-46
Provisions (net) and other gains/losses	-6	-13	0	-30	-23	-12	2
Income before tax	152	274	87	-5	175	268	98
Income tax	-29	-27	-23	-26	-48	-41	-33
Net income	123	247	64	-31	127	227	65
Non-controlling interests	0	0	0	0	0	0	0
Net attributable profit	123	247	64	-31	127	227	65

(*)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early aplication of the IFRS 10, 11 and 12.

Mexico

Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	1,015	1,006	1,066	1,092	1,088	1,140	1,119
Net fees and commissions	258	267	264	284	272	309	301
Net trading income	69	33	70	46	65	49	14
Other income/expenses	59	72	80	75	91	86	66
Gross income	1,402	1,377	1,481	1,497	1,516	1,584	1,500
Operating expenses	-535	-521	-558	-552	-579	-598	-575
Administration expenses	-504	-490	-523	-515	-540	-557	-534
Personnel expenses	-225	-223	-236	-227	-246	-259	-248
General and administrative expenses	-278	-268	-288	-288	-294	-298	-286
Depreciation and amortization	-31	-31	-35	-37	-39	-41	-40
Operating income	867	856	923	945	937	986	925
Impairment on financial assets (net)	-314	-302	-353	-350	-351	-376	-374
Provisions (net) and other gains/losses	-14	-10	-14	-3	-14	-17	-15
Income before tax	539	543	556	592	571	593	536
Income tax	-129	-131	-149	-131	-142	-147	-119
Net income	409	413	407	461	430	446	417
Non-controlling interests	0	0	0	0	0	0	0
Net attributable profit	409	413	407	461	430	446	416

South America

Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	945	1,028	1,108	1,207	1,041	1,106	1,198
Net fees and commissions	204	222	234	253	204	250	239
Net trading income	125	97	115	107	188	138	179
Other income/expenses	-42	-38	-86	-118	-94	-222	-195
Gross income	1,232	1,308	1,371	1,449	1,339	1,272	1,421
Operating expenses	-503	-555	-603	-632	-567	-579	-601
Administration expenses	-467	-514	-556	-583	-529	-538	-558
Personnel expenses	-256	-284	-300	-309	-289	-292	-297
General and administrative expenses	-211	-231	-255	-275	-240	-246	-261
Depreciation and amortization	-37	-41	-47	-49	-39	-41	-43
Operating income	729	753	768	816	771	693	821
Impairment on financial assets (net)	-98	-136	-174	-184	-151	-169	-165
Provisions (net) and other gains/losses	-25	-50	-52	-75	-27	-21	-41
Income before tax	606	567	542	557	593	503	614
Income tax	-136	-123	-120	-115	-141	-142	-122
Net income	470	444	422	441	452	362	492
Non-controlling interests	-145	-140	-143	-150	-147	-106	-168
Net attributable profit	325	304	279	291	305	255	324

Corporate Activities

Income statement

(Million euros)

	2012				2013
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1er Trim.	2nd Quarter	3rd Quarter
Net interest income	-116	-79	-138	-140	-185	-175	-175
Net fees and commissions	-8	-28	13	-1	-11	-37	-1
Net trading income	-59	170	105	378	109	106	110
Other income/expenses	-1	219	-18	-8	11	7	8
Gross income	-184	282	-39	229	-76	-100	-59
Operating expenses	-231	-269	-265	-264	-272	-275	-264
Administration expenses	-155	-191	-178	-155	-163	-172	-155
Personnel expenses	-118	-122	-121	-143	-113	-124	-122
General and administrative expenses	-37	-68	-57	-12	-50	-49	-33
Depreciation and amortization	-76	-78	-86	-109	-109	-102	-108
Operating income	-415	13	-303	-35	-348	-375	-322
Impairment on financial assets (net)	12	-21	-6	0	0	0	-3
Provisions (net) and other gains/losses	-21	-32	-21	3	-30	7	-27
Income before tax	-424	-40	-331	-32	-378	-367	-352
Income tax	144	77	121	76	106	70	-35
Net income from ongoing operations	-280	37	-209	44	-271	-298	-387
Income from corporate transactions	272	108	575	348	875	593	160
Net income	-8	145	366	392	603	296	-227
Non-controlling interests	-22	-14	-15	-20	-49	-85	-3
Net attributable profit	-30	131	351	372	554	211	-230

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 24, 2014	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Global Head of Group Accounting and Information Management